UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2026

Don Burnette
Chief Executive Officer
Kodiak AI, Inc.
1049 Terra Bella Avenue
Mountain View, California 94043

Re: Kodiak AI, Inc.
Registration Statement on Form S-1
Filed May 29, 2026
File No. 333-296358

Dear Don Burnette:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Melissa Rick, Esq.